August 13, 2008 Via Facsimile & Edgarlink

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Julie Bell

Re:	China Automotive Systems, Inc.
Registration Statement on Form S-3
Filed April 15, 2008
File No. 333-150250

Dear Ms. Bell:

China Automotive Systems, Inc. (the “Company”), as required by Rule 461(a) under the Securities Act of 1933, as amended, hereby requests that the effective date for the Registration Statement referred to above (as amended to date), be accelerated to 3:30 p.m. Eastern Time on Wednesday, August 13, 2008, or as soon thereafter as practicable.

The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, China Automotive Systems, Inc.

By:	/s/ Hanlin Chen
Hanlin Chen Chairman of the Board